July 21, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of PUBLIC STORAGE, under the Exchange Act of 1934:

- 6.000% Cumulative Preferred Shares of Beneficial Interest, Series T, par value $0.01 per share
- 6.000% Cumulative Preferred Shares of Beneficial Interest, Series U, par value $0.01 per share

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com